UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 09, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays to acquire ING Direct UK dated 09 October 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 09, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 09, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

   Barclays to acquire ING Direct UK

  9 October 2012

Barclays Bank PLC ("Barclays") announces that it has agreed to acquire the deposits, mortgages and business assets of ING Direct UK.  The acquisition follows the announcement by ING on 2 August 2012 of a review of its strategic options for the ING Direct UK business, and its subsequent decision to exit the UK retail banking market.

Under the terms of the transaction, Barclays will acquire a deposit book with balances of £10.9bn and a mortgage book with outstanding balances of £5.6bn (as at 31 August 2012).   The mortgage book had a loan to value ratio of 50 per cent as at 31 August 2012 and is being acquired at an approximate three per cent discount. The deposit book is being acquired at par.  The transaction is expected to be accretive to return on equity immediately and the impact on Core Tier 1 capital is not material.

On completion, approximately 750 ING Direct UK employees and 1.5 million customers will transfer to Barclays.  Barclays intends to integrate the ING Direct UK business into its UK Retail and Business Banking division.  Until integration, Barclays will continue to utilise ING Direct UK's operations and platforms to service existing customers.  Customers are expected to continue to enjoy at least equivalent terms and conditions to those which they currently enjoy with ING Direct UK.

Completion is subject, amongst other things, to regulatory approval and is expected to occur early in Q2 2013.

Ashok Vaswani, Chief Executive of Barclays UK Retail and Business Banking, said: "We will be delighted to welcome ING Direct UK customers to Barclays. We intend to maintain the high standard of service and honour the existing terms and conditions they have experienced with ING Direct UK.  The acquisition of ING Direct UK is a good fit with Barclays existing UK retail banking business."

-Ends-

Notes to editors:

ING Direct UK currently operates as a branch of ING Direct N.V. and therefore the acquisition will be effected through a High Court approved transfer under Part VII of the Financial Services and Markets Act 2000.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Perry Jones
+44 (0) 20 7116 5752	+44 (0) 20 7116 7226

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements.

These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in  valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the SEC.